Exhibit (a)(1)(G)

Notice to Eligible Employees Regarding Expiration of Offer Period

To:	Eligible Employees
From:	Philip McDermott, Chief Financial Officer
Date:	[September 2, 2009]
Subject:	Expiration of Offer to Exchange

As of 9:00 p.m. on Tuesday, September 1, 2009, we closed the AltiGen Communications, Inc. offer to exchange certain outstanding options for new options (the “Offer”). If you were an Eligible Employee who properly elected to participate in the Offer with respect to some or all of your Eligible Options and did so before the deadline, those Eligible Options have been accepted for participation in the Offer. Such Eligible Options have been cancelled and you no longer have any rights with respect to those options. You have been granted New Options in exchange for the cancelled options, in accordance with the terms and conditions of the Offer.

As described in the Offer documents, [within the next week], you will receive option agreement(s) for the New Options that have been granted to you in exchange for your properly tendered and cancelled options.

If you have any questions, please contact Tamika Massey-Evans or Carolyn David by phone at (408) 597-9076 or (408) 597-9033, or by e-mail at benefits@altigen.com.